Exhibit 99.2

SECOND AMENDMENT AGREEMENT

March 22, 2012

WHEREAS:

A.

Pan American Silver Corp. (“Pan American”) and Minefinders Corporation Ltd. (“Minefinders”) entered into an arrangement agreement dated January 22, 2012 (the “Original Agreement”), which was amended pursuant to an amendment agreement dated February 14, 2012 (the “First Amendment Agreement”, and together with the Original Agreement, the “Amended Agreement”); and

B.	Pan American and Minefinders wish to further amend certain terms of the Amended Agreement.

Now therefore in consideration of the premises, mutual covenants and agreements contained in this Second Amendment Agreement, and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereby agree as follows:

1. The Amended Agreement, as further amended hereby, shall continue in full force and effect and this Second Amendment Agreement shall have effect so far as practicable as if all the provisions of the Amended Agreement and of this Second Amendment Agreement were contained in the one instrument.

2. Except as otherwise specified herein, all capitalized terms defined in the Amended Agreement shall have the same meaning when used herein.

3. Subsection 3.1(d)(i) of the Plan of Arrangement attached as Schedule A to the First Amendment Agreement is deleted in its entirety, and replaced with the following:

(i)

who cease to be employees, officers, directors or consultants of Minefinders or any of its Affiliates on the Effective Date will be extended to the earlier of (a) 12 months from the Effective Date, and (b) the original expiry date (absent such cessation) of any such Minefinders 2011 Option; and

4. Subsections 3.1(i)(J) and 3.1(i)(K) of the Plan of Arrangement attached as Schedule A to the First Amendment Agreement are deleted in their entirety.

5. Subsection 3.1(i) of the Plan of Arrangement attached as Schedule A to the First Amendment Agreement is amended by adding the following subsections after Subsection 3.1(i)(I):

(J)

the stated capital of the Amalco common shares will be an amount equal to the paid-up capital, as that term is defined in the Tax Act, attributable to the common shares of Acquireco immediately prior to the Amalgamation;

(K)	the location of the registered office of Amalco shall be 40 King Street West, Suite 4400, Toronto, Ontario, M5H 3Y4;

(L)	there shall be no restrictions on the business that Amalco may carry on or on the powers that Amalco may exercise;

(M)	the number of directors of Amalco shall be a minimum of 1 and a maximum of 10, until changed in accordance with the OBCA;

(N)	until changed by the shareholders of Amalco, or by the directors of Amalco if authorized by the shareholders of Amalco, the number of directors of Amalco within the minimum and maximum shall be 3; and

(O)	the first directors of Amalco shall be the following:

Resident
Name	Address	Canadian
Geoffrey A Burns	832 Strathaven Drive, North Vancouver, British Columbia V7J 2H9	Yes
A. Robert. Doyle	380 Ventura Crescent, North Vancouver, British Columbia V7N 3G6	Yes
Robert P. Pirooz	4554 Langara Avenue, Vancouver, British Columbia V6R 1C8	Yes

6. As a result of the amendments set out in Sections 3, 4 and 5 above, the Plan of Arrangement attached as Schedule A to the First Amendment Agreement shall be amended and restated in the form attached as Schedule A to this Second Amendment Agreement.

7. This Second Amendment Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Ontario and the laws of Canada applicable therein. Each of the parties hereby irrevocably attorns to the exclusive jurisdiction of the Courts of the Province of Ontario in respect of all matters arising under and in relation to this Second Amendment Agreement and waives any defences to the maintenance of an action in the Courts of the Province of Ontario.

8. This Second Amendment Agreement may be executed in any number of counterparts, each of which when delivered, either in original or facsimile form, shall be deemed to be an original and all of which together shall constitute one and the same document.

IN WITNESS WHEREOF the parties hereto have duly executed this Second Amendment Agreement as of the date first above written.

PAN AMERICAN SILVER CORP.

By:	Signed "Geoffrey A. Burns"
Authorized Signatory

MINEFINDERS CORPORATION LTD.

By:	Signed "Greg D. Smith"
Authorized Signatory

SCHEDULE A
Second Amended and Restated Plan of Arrangement

(see attached)

PLAN OF ARRANGEMENT

UNDER SECTION 182 OF THE
ONTARIO BUSINESS CORPORATIONS ACT

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless the context otherwise requires, capitalized terms used but not defined shall have the meanings ascribed to them in the Arrangement Agreement and the terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below (and grammatical variations of such terms shall have corresponding meanings):

“Acquireco” means 2313983 Ontario Inc., a corporation existing under the OBCA;

“Affiliate” has the meaning ascribed thereto in National Instrument 45-106 – Prospectus and Registration Exemptions of the Canadian Securities Administrators;

“Amalco” has the meaning ascribed thereto in Subsection 3.1(g) of this Plan of Arrangement;

“Amalgamation” has the meaning ascribed thereto in Subsection 3.1(g) of this Plan of Arrangement;

“Arrangement” means the arrangement of Minefinders under section 182 of the OBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with section 8.4 of the Arrangement Agreement or this Plan of Arrangement or made at the direction of the Court in the Final Order (provided, however, that any such amendment or variation is acceptable to both Minefinders and Pan American, each acting reasonably);

“Arrangement Agreement” means the arrangement agreement dated as of January 22, 2012 between Pan American and Minefinders, as amended, amended and restated or supplemented prior to the Effective Date;

“Arrangement Resolution” means the special resolution of the Minefinders Securityholders approving the Plan of Arrangement which is to be considered at the Minefinders Meeting;

“Articles of Arrangement” means the articles of arrangement to be filed in accordance with the OBCA after the Final Order is made, which shall be in form and content satisfactory to Minefinders and Pan American, each acting reasonably;

“Available Cash Amount” means the product obtained by multiplying the number of Minefinders Shares issued and outstanding immediately prior to the time at which the events contemplated in subsection 3.1(c) of this Plan of Arrangement occur and are deemed to occur (other than Minefinders Shares held by Pan American and its Affiliates and (without duplication) Dissenting Shares) by $1.84;

“Available Share Amount” means the product obtained by multiplying the number of Minefinders Shares issued and outstanding immediately prior to the time at which the events contemplated in subsection 3.1(c) of this Plan of Arrangement occur and are deemed to occur (other than Minefinders Shares held by Pan American and its Affiliates and (without duplication) Dissenting Shares) by 0.55;

“Business Day” means any day other than a Saturday, a Sunday or a statutory or civic holiday in Toronto, Ontario or Vancouver, British Columbia;

“Cash Option” means $15.60;

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to section 183(2) of the OBCA;

“Code” means the U.S. Internal Revenue Code of 1986, as amended;

“Conditional Exercise Notice” means a notice of exercise that is conditional upon completion of the Arrangement and that is validly given by a Minefinders Optionholder under the Minefinders 2003 Option Plan or the Minefinders 2011 Option Plan with respect to the exercise of Minefinders Options that are currently vested or vest upon a change of control pursuant to section 3.4(f) of the Minefinders 2003 Option Plan or section 6 of the Minefinders 2011 Option Plan;

“Consideration” means, in respect of each Minefinders Share held by a Minefinders Shareholder, the cash or fully-paid and non-assessable Pan American Shares, or combination thereof, receivable therefor by the Minefinders Shareholder pursuant to this Plan of Arrangement;

“Court” means the Superior Court of Justice of Ontario;

“Depositary” means Kingsdale Shareholder Services Inc.;

“Director” means the director appointed under section 278 of the OBCA;

“Dissent Rights” shall have the meaning ascribed thereto in Subsection 4.1(a) of this Plan of Arrangement;

“Dissenting Shareholder” means a registered Minefinders Shareholder who validly exercises Dissent Rights and is entitled to be paid fair value of such Minefinders Shareholder’s Minefinders Shares in accordance with Subsection 4.1(a)(i) of this Plan of Arrangement;

“Dissenting Shares” means the Minefinders Shares held by Dissenting Shareholders;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” means 12:01 a.m. on the Effective Date;

“Elected Cash Amount” means the sum of (A) the product of (i) the Cash Option, and (ii) the aggregate number of Minefinders Shares in respect of which holders elect the Cash Option, plus (B) the product of (a) $1.84, and (b) the aggregate number of Minefinders Shares in respect of which holders elected or are deemed to have elected the Full Proration Option;

“Elected Share Amount” means the sum of (A) the product of (i) 0.6235 and (ii) the aggregate number of Minefinders Shares in respect of which holders elect the Pan American Share Option, plus (B) the product of (a) 0.55, and (b) the aggregate number of Minefinders Shares in respect of which holders elected or are deemed to have elected the Full Proration Option;

“Election Deadline” means 5:00 p.m. (Vancouver time) on the day that is two (2) Business Days before the Minefinders Meeting;

“Eligible Holder” means a beneficial holder of Minefinders Shares that is: (i) a resident of Canada for the purposes of the Tax Act and not exempt from tax under Part I of the Tax Act; or (ii) a partnership any member of which is a resident of Canada for the purposes of the Tax Act (other than a partnership all members of which that are residents of Canada are exempt from tax under Part I of the Tax Act);

“Encumbrance” means, with respect to any property or asset, any mortgage, pledge, assignment, hypothec, charge, lien, security interest, adverse right or claim, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

“Final Order” means the final order of the Court pursuant to section 182(5)(f) of the OBCA, in a form acceptable to Minefinders and Pan American, each acting reasonably, approving the Arrangement as such order may be amended by the Court (with the consent of both Minefinders and Pan American, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided, however, that any such amendment is acceptable to both Minefinders and Pan American, each acting reasonably) on appeal;

“Final Proscription Date” shall have the meaning ascribed thereto in Section 5.5;

“Former Minefinders Shareholder” means, at and following the Effective Time, a person who, immediately prior to the Effective Time, was: (i) a registered holder of Minefinders Shares; (ii) a Minefinders Optionholder who validly tendered a Conditional Exercise Notice, together with the applicable exercise price, for Minefinders Options that are vested at or prior to the Effective Time; or (iii) any person who surrenders to the Depositary certificates representing Minefinders Shares, duly endorsed for transfer to such person in accordance with the Letter of Transmittal;

“Full Proration Option” means 0.55 of a Pan American Share and $1.84 in cash;

“Interim Order” means the interim order of the Court made pursuant to section 182(5)(a) and 182(5)(b) of the OBCA, in a form acceptable to Minefinders and Pan American, each acting reasonably, providing for, among other things, the calling and holding of the Minefinders Meeting, as the same may be amended by the Court with the consent of Minefinders and Pan American, each acting reasonably;

“In the Money Amount” means in respect of a stock option at any time, the amount, if any, by which the aggregate fair market value, at that time, of the securities subject to the option exceeds the aggregate exercise price under the option;

“Letter of Transmittal” means the letter of transmittal to be forwarded by Minefinders to Minefinders Shareholders together with the Minefinders Circular or such other equivalent form of letter of transmittal acceptable to Pan American acting reasonably;

“Minefinders” means Minefinders Corporation Ltd., a corporation existing under the OBCA;

“Minefinders 2003 Option Plan” means the incentive stock option plan of Minefinders, dated April 16, 2003 (as amended);

“Minefinders 2011 Option Plan” means the incentive stock option plan of Minefinders, dated February 15, 2011 (as amended);

“Minefinders 2011 Options” means the outstanding options to acquire Minefinders Shares granted under the Minefinders 2011 Option Plan;

“Minefinders Circular” means the notice of the Minefinders Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto and enclosures therewith, to be sent to the Minefinders Securityholders in connection with the Minefinders Meeting, as amended, supplemented or otherwise modified from time to time;

“Minefinders Meeting” means the special meeting of Minefinders Securityholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Minefinders Optionholders” means, at any particular time, the holders of Minefinders Options at that time;

“Minefinders Options” means the outstanding options to acquire Minefinders Shares granted under the Minefinders 2003 Option Plan and the Minefinders 2011 Options;

“Minefinders Securityholders” means the Minefinders Shareholders and the Minefinders Optionholders;

“Minefinders Shareholders” means, at any particular time, the holders of Minefinders Shares;

“Minefinders Shares” means the common shares without par value in the authorized share capital of Minefinders;

“OBCA” means the Business Corporations Act (Ontario) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Option Exchange Ratio” means 0.6235;

“Pan American” means Pan American Silver Corp., a corporation existing under the Business Corporations Act (British Columbia);

“Pan American Share Closing Price” means $25.02;

“Pan American Share Option” means 0.6235 of a Pan American Share and $0.0001 in cash;

“Pan American Shares” means the common shares without par value in the authorized capital of Pan American;

“Parties” means Minefinders and Pan American, and “Party” means any of them;

“Replacement Option” has the meaning ascribed thereto in Subsection 3.1(d);

“Section 85 Election” has the meaning ascribed thereto in Subsection 3.4(c);

“Section 85 Election Period” has the meaning ascribed thereto in Subsection 3.4(c);

“Section 85 Tax Election Form” has the meaning ascribed thereto in Subsection 3.4(c);

“Section 85 Tax Election Information” has the meaning ascribed thereto in Subsection 3.4(c);

“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time; and

“Withholding Obligation” has the meaning ascribed thereto in Section 5.4 of this Plan of Arrangement.

In addition, words and phrases used herein and defined in the OBCA and not otherwise defined herein or in the Arrangement Agreement shall have the same meaning herein as in the OBCA unless the context otherwise requires.

1.2	Interpretation Not Affected by Headings

For the purposes of this Agreement, except as otherwise expressly provided:

(a)

“this Plan of Arrangement” means this Plan of Arrangement, including the recitals and Appendices hereto, and not any particular Article, Section, Subsection or other subdivision, recital or Appendix hereof;

(b)

the words “hereof”, “herein”, “hereto” and “hereunder” and other word of similar import refer to this Agreement as a whole and not to any particular Article, Section, Subsection, or other subdivision, recital or Appendix hereof;

(c)

all references in this Plan of Arrangement to a designated “Article”, “Section”, “Subsection” or other subdivision, recital or “Appendix” hereof are references to the designated Article, Section, Subsections or other subdivision, recital or Appendix to, this Plan of Arrangement;

(d)

the division of this Plan of Arrangement into Article, Sections, Subsections and other subdivisions, recitals or Appendix, the inclusion of a table of contents and the insertion of headings and captions are for convenience of reference only and are not intended to interpret, define or limit the scope, extent or intent of this Plan of Arrangement or any provision hereof;

(e)

a reference to a statute in this Plan of Arrangement includes all regulations, rules, policies or instruments made thereunder, all amendments to the statute, regulations, rules, policies or instruments in force from time to time, and any statutes, regulations, rules, policies or instruments that supplement or supersede such statute, regulations, rules, policies or instruments;

(f)	the word “including” is not limiting, whether or not non-limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference thereto; and

(g)	all references to “approval”, “authorization” or “consent” in this Plan of Arrangement means written approval, authorization or consent.

1.3	Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

1.4	Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.

1.6	Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein are local time in Vancouver, British Columbia unless otherwise stipulated herein.

1.7	Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein unless otherwise stated. If there is any conflict or inconsistency between the provisions of this Plan of Arrangement and the provisions of the Arrangement Agreement, the provisions of this Plan of Arrangement shall govern.

2.2	Binding Effect

At the Effective Time, this Plan of Arrangement shall be binding on:

(a)	Pan American;

(b)	Minefinders (including, for clarity, Amalco);

(c)	Acquireco;

(d)	all Minefinders Shareholders, including Dissenting Shareholders;

(e)	all Minefinders Optionholders;

(f)	the registrar and transfer agent in respect of the Minefinders Shares and the Pan American Shares; and

(g)	the Depositary.

ARTICLE 3
ARRANGEMENT

3.1	Arrangement

Commencing at the Effective Time, except as otherwise noted herein, the following shall occur and shall be deemed to occur in one minute intervals, in the following order, without any further act or formality required on the part of any person:

(a)

all Minefinders Shares to be issued to Minefinders Optionholders who have tendered Conditional Exercise Notices, together with the applicable exercise price, for any Minefinders Options that are vested at or prior to the Effective Time (including any unvested Minefinders Options whose vesting was accelerated pursuant to section 3.4(f) of the Minefinders 2003 Option Plan or section 6 of the Minefinders 2011 Option Plan), will be deemed to be issued to such Minefinders Optionholders, as fully paid and non- assessable common shares in the capital of Minefinders, such Minefinders Optionholders will be entered in the share register of Minefinders as the registered holder thereof and no share certificates in respect of such Minefinders Shares shall be issued;

(b)	each Dissenting Share held by a Dissenting Shareholder shall be deemed to have been transferred to Pan American, and

(i)

the Dissenting Shareholder shall cease to be the registered holder of such Dissenting Shares and shall cease to have any rights as a Minefinders Shareholder in respect of such Dissenting Shares other than the right to be paid fair value by Pan American for such Dissenting Shares as set out in Article 4 of this Plan of Arrangement;

(ii)	the Dissenting Shareholder’s name shall be removed as the holder of such Dissenting Shares from the register of Minefinders Shareholders; and

(iii)	Pan American will be the holder of all of the Dissenting Shareholder’s Dissenting Shares and the register of Minefinders Shareholders shall be revised accordingly;

(c)

subject to Sections 3.2, 3.3 and 3.5 of this Plan of Arrangement, each Minefinders Share held by a Minefinders Shareholder (other than Minefinders Shares held by Pan American and its Affiliates and (without duplication) Dissenting Shares but, for greater certainty, including Minefinders Shares acquired by former Minefinders Optionholders pursuant to

Subsection 3.1(a) of this Plan of Arrangement) shall be transferred by the holder thereof to Pan American in exchange for (as elected or deemed to be elected by the holder in accordance with the Minefinders Shareholder’s Letter of Transmittal or (in respect of Minefinders Shares issued to former Minefinders Optionholders in accordance with subsection 3.1(a) of this Plan of Arrangement) Conditional Exercise Notice:

(i)	the Cash Option;

(ii)	the Pan American Share Option; or

(iii)	the Full Proration Option,

and (1) the Former Minefinders Shareholder shall cease to be the registered holder of each Minefinders Share so transferred and shall be the holder of the Pan American Shares received by it pursuant to Subsection 3.1(c) of this Plan of Arrangement (if any), and the name of such Former Minefinders Shareholder shall be removed from the register of Minefinders Shareholders and shall be entered into the register of holders of Pan American Shares as the holder of the Pan American Shares received by it pursuant to Subsection 3.1(c) (if any); (2) the Former Minefinders Shareholder shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such Minefinders Share hereunder; (3) Pan American will be the holder of all of the outstanding Minefinders Shares and the register of Minefinders Shareholders shall be revised accordingly; and (4) unless the Minefinders Shareholder receives only cash for Minefinders Shares owned by such Minefinders Shareholder, a pro rata portion of the total amount of cash and the total number of Pan American Shares received by such Minefinders Shareholder pursuant to this Subsection 3.1(c) as adjusted by Sections 3.2 and 3.5 of this Plan of Arrangement, if applicable, will be allocated to every Minefinders Share transferred by such Minefinders Shareholder hereunder, so that such Minefinders Shareholder will receive for each such Minefinders Share the same combination of Pan American Shares and cash as it receives for each other Minefinders Share held by it and neither Pan American Shares nor cash will be considered to have been received for any specific portion or fraction of such Minefinders Share;

(d)

each outstanding Minefinders Option in respect of which Minefinders Shares are not issued in accordance with Subsection 3.1(a) of this Plan of Arrangement shall be exchanged for an option (each, a “Replacement Option”) to purchase from Pan American the number of Pan American Shares equal to: (i) the Option Exchange Ratio multiplied by (ii) the number of Minefinders Shares subject to such Minefinders Option immediately prior to the Effective Time. Such Replacement Option shall provide for an exercise price per Pan American Share (rounded up to the nearest whole cent) equal to: (x) the exercise price per Minefinders Share otherwise purchasable pursuant to such Minefinders Option; divided by (y) the Option Exchange Ratio. If the foregoing calculation results in the total Replacement Options of a particular holder being exercisable for a number of Pan American Shares that includes a fractional Pan American Share, the total number of Pan American Shares subject to such holder’s total Replacement Options shall be rounded down to the nearest whole number of Pan American Shares. All terms and conditions of a Replacement Option, including the term to expiry, conditions to and manner of exercise, will be the same as the Minefinders Option for which it was exchanged, except that the expiry date for all Replacement

Options for which Minefinders 2011 Options are exchanged and which are held by employees, officers, directors or consultants of Minefinders or its Affiliates:

(i)

who cease to be employees, officers, directors or consultants of Minefinders or any of its Affiliates on the Effective Date will be extended to the earlier of (a) 12 months from the Effective Date, and (b) the original expiry date (absent such cessation) of any such Minefinders 2011 Option; and

(ii)

whose service with Minefinders, Pan American or any Affiliate thereof is terminated other than for cause after the Effective Date will be extended to the earlier of (a) the later of (1) 12 months from the Effective Date, and (2) 90 days from the date of such termination, and (b) the original expiry date (absent such termination) of any such Minefinders 2011 Option.

Notwithstanding the foregoing, if required, the exercise price of each Replacement Option of any particular holder shall be, and shall be deemed to be, adjusted by the amount, and only to the extent, necessary to ensure that the In the Money Amount of the Replacement Option does not exceed the In the Money Amount of the original Minefinders Option immediately before the exchange;

(e)

each outstanding Minefinders Share (including any Minefinders Share held by Pan American or any Affiliate thereof) shall be transferred without any further act or formality by the holder thereof to Acquireco in exchange for one common share of Acquireco;

(f)	the stated capital in respect of the Minefinders Shares shall be reduced to $1.00 without any repayment of capital in respect thereof;

(g)

Minefinders and Acquireco will merge (the “Amalgamation”) to form one corporate entity with the same effect as if they were amalgamated under sections 174 through 179 (other than section 177) of Part XIV of the OBCA, except that the separate legal existence of Minefinders will not cease and Minefinders will survive the Amalgamation (Minefinders, as such surviving entity, “Amalco”) and, for the avoidance of doubt, the Plan of Arrangement is intended to qualify as a reorganization within the meaning of sections 368(a)(1)(A) and 368(a)(2)(E) of the Code for all United States federal income tax purposes and as an amalgamation as defined in subsection 87(1) of the Tax Act;

(h)	without limiting the generality of the foregoing or Subsection 3.1(i) of this Plan of Arrangement,

(i)	at the time of the Amalgamation the separate legal existence of Acquireco will cease without Acquireco being liquidated or wound-up, and Minefinders and Acquireco will continue as one company; and

(ii)

the Amalgamation will otherwise be effected in such manner that by virtue or because of the Amalgamation (A) all of the property of Acquireco or Minefinders immediately before the Amalgamation (except amounts receivable from either of them, and shares in the capital stock of either of them) will be or become property of Amalco, (B) all of the liabilities of Acquireco or Minefinders immediately before the Amalgamation (except amounts payable to either of them) will be or become liabilities of Amalco, (C) each issued share of

Acquireco will be exchanged for one fully-paid and non-assessable Amalco common share which shall be issued by Amalco and all such Acquireco shares will be cancelled without any payment of capital in respect thereof, and (D) all of the Minefinders Shares held by Acquireco will be cancelled without any payment of capital in respect thereof;

(i)	with effect from the time of the Amalgamation but subject to Subsection 3.1(h):

(A)

Amalco will continue to own and hold all property of Minefinders and will own and hold all property of Acquireco, and shall continue to be liable for the obligations of Minefinders and will be liable for the obligations of Acquireco, including civil, criminal and quasi-criminal liabilities and all contracts, disabilities, options and debts of each of Minefinders and Acquireco;

(B)

all rights, contracts, permits and interests of Minefinders or Acquireco will continue as rights, contracts, permits and interests of Amalco and, for greater certainty, the merger will not constitute a transfer or assignment of the rights or obligations of either of Minefinders or Acquireco under any such rights, contracts, permits and interests;

(C)	any existing cause of action, claim or liability to prosecution is unaffected;

(D)	a civil, criminal or administrative action or proceeding pending by or against Minefinders or Acquireco may continue to be prosecuted by or against Amalco;

(E)	a conviction against, or ruling, order or judgment in favour of or against, Minefinders or Acquireco may be enforced by or against Amalco;

(F)	the name of Amalco shall be Minefinders;

(G)	Amalco shall be authorized to issue an unlimited number of common shares;

(H)	the articles and by-laws of Amalco shall be substantially in the form of Minefinders’ articles and by-laws;

(I)	the first annual general meeting of Amalco will be held within 18 months from the Effective Date;

(J)

the stated capital of the Amalco common shares will be an amount equal to the paid-up capital, as that term is defined in the Tax Act, attributable to the common shares of Acquireco immediately prior to the Amalgamation;

(K)	the location of the registered office of Amalco shall be 40 King Street West, Suite 4400, Toronto, Ontario, M5H 3Y4;

(L)	there shall be no restrictions on the business that Amalco may carry on or on the powers that Amalco may exercise;

(M)	the number of directors of Amalco shall be a minimum of 1 and a maximum of 10, until changed in accordance with the OBCA;

(N)	until changed by the shareholders of Amalco, or by the directors of Amalco if authorized by the shareholders of Amalco, the number of directors of Amalco within the minimum and maximum shall be 3; and

(O)	the first directors of Amalco shall be the following:

Resident
Name	Address	Canadian
Geoffrey A Burns	832 Strathaven Drive, North Vancouver, British Columbia V7J 2H9	Yes
A. Robert. Doyle	380 Ventura Crescent, North Vancouver, British Columbia V7N 3G6	Yes
Robert P. Pirooz	4554 Langara Avenue, Vancouver, British Columbia V6R 1C8	Yes

provided that none of the foregoing will occur or be deemed to occur unless all of the foregoing occurs or is deemed to occur.

3.2	Adjustments to Cash and Share Elections

For the purposes of determining the amount of cash and/or Pan American Shares which each Minefinders Shareholder is entitled to receive for each Minefinders Share transferred pursuant to Subsection 3.1(c), the following proration rules shall apply:

(a)

if the Elected Cash Amount exceeds the Available Cash Amount, then, notwithstanding the election of the Cash Option by a Minefinders Shareholder in respect of any particular Minefinders Share, each Minefinders Shareholder (other than Pan American and its Affiliates and Dissenting Shareholders) who has elected the Cash Option in respect of any Minefinders Shares:

(i)

will receive cash equal in amount to the amount that such Minefinders Shareholder would have received if such Minefinders Shareholder had elected the Cash Option in respect of the number of Minefinders Shares that is equal to the product of (1) the total number of Minefinders Shares in respect of which the Minefinders Shareholder elected the Cash Option, and (2) the number obtained by dividing (i) (a) the Available Cash Amount less (b) $1.84 multiplied by the aggregate number of Minefinders Shares in respect of which all Minefinders Shareholders have elected or are deemed to have elected the Full Proration Option, by (ii) (a) the Elected Cash Amount less (b) $1.84 multiplied by the aggregate number of Minefinders Shares in respect of which all Minefinders Shareholders have elected or are deemed to have elected the Full Proration Option, and rounding such resulting number up to the nearest whole number, and

(ii)

will receive Pan American Shares and cash equal in amount to the amount that such Minefinders Shareholder would have received if such Minefinders Shareholder had elected the Pan American Share Option for the remainder of the Minefinders Shares in respect of which it elected the Cash Option; and

(b)

if the Elected Share Amount exceeds the Available Share Amount, then, notwithstanding the election of the Pan American Share Option by a Minefinders Shareholder in respect of any particular Minefinders Share, each Minefinders Shareholder (other than Pan American and its Affiliates and Dissenting Shareholders) who has elected the Pan American Share Option in respect of any Minefinders Shares:

(i)

will receive Pan American Shares and cash equal in amount to the amount that such Minefinders Shareholder would have received if such Minefinders Shareholder had elected the Pan American Share Option in respect of the number of Minefinders Shares that is equal to the product of (1) the total number of Minefinders Shares in respect of which the Minefinders Shareholder elected the Pan American Share Option, by (2) the number obtained by dividing (i) (a) the Available Share Amount less (b) 0.55 multiplied by the aggregate number of Minefinders Shares in respect of which all Minefinders Shareholders have elected or are deemed to have elected the Full Proration Option, by (ii) (a) the Elected Share Amount less (b) 0.55 multiplied by the aggregate number of Minefinders Shares in respect of which all Minefinders Shareholders have elected or are deemed to have elected the Full Proration Option, and rounding such resulting number up to the nearest whole number, and

(ii)

will receive cash equal in amount to the amount that such Minefinders Shareholder would have received if such Minefinders Shareholder had elected the Cash Option for the remainder of the Minefinders Shares in respect of which it elected the Pan American Share Option.

3.3	Manner of Making Elections

(a)

Subject to Sections 3.2 and 3.5 hereof, each Minefinders Shareholder shall, in respect of such holder’s aggregate holdings of Minefinders Shares, have the opportunity to elect the Cash Option, the Pan American Share Option, the Full Proration Option or a combination thereof by depositing, or by causing its agent or other representative to deposit, with the Depositary prior to the Election Deadline, a duly completed Letter of Transmittal (or in the case of a former Minefinders Optionholder to whom Minefinders Shares are issued in accordance with Subsection 3.1(a) of this Plan of Arrangement, a Conditional Exercise Notice) indicating such holder’s election together with the certificates representing such holder’s Minefinders Shares.

(b)

Subject to Sections 3.2 and 3.5 hereof, of each Minefinders Shareholder who (i) does not deposit with the Depositary a duly completed Letter of Transmittal (or in the case of a former Minefinders Optionholder to whom Minefinders Shares are issued in accordance with Subsection 3.1(a) of this Plan of Arrangement, a Conditional Exercise Notice) prior to the Election Deadline or (ii) otherwise fails to comply fully with the requirements of Subsection 3.3(a) hereof and the Letter of Transmittal (or in the case of a former Minefinders Optionholder to whom Minefinders Shares are issued in accordance with Subsection 3.1(a) of this Plan of Arrangement, a Conditional Exercise Notice) in respect of such Minefinders Shareholder’s election of the Cash Option, the Pan American Share

Option or the Full Proration Option, shall be deemed to have elected the Full Proration Option in respect of each of the Minefinders Shareholder’s Minefinders Shares.

(c)

A deposit of a Letter of Transmittal or Conditional Exercise Notice and accompanying certificates may be made at any of the offices of the Depositary specified in the Letter of Transmittal or Conditional Exercise Notice, as the case may be.

3.4	Post-Effective Time Procedures

(a)

For greater certainty, no Minefinders Optionholder to whom Minefinders Shares are issuable pursuant to Subsection 3.1(a) of this Plan of Arrangement shall be required to deliver share certificates representing the Minefinders Shares issued to such former Minefinders Optionholder pursuant to Subsection 3.1(a) of this Plan of Arrangement in order to receive the Consideration to which it is entitled for such Minefinders Shares in accordance with Subsection 3.1(c) of this Plan of Arrangement and no other Minefinders Optionholder who exercises Minefinders Options prior to or at the Effective Time shall be required to deliver share certificates representing Minefinders Shares to the extent that such certificates were not issued prior to the Election Deadline and provided such other Minefinders Optionholder otherwise provides satisfactory documentation evidencing due exercise of each Minefinders Option.

(b)

Following the receipt of the Final Order and prior to the Effective Date, Pan American shall deliver or arrange to be delivered to the Depositary sufficient cash and certificates representing the Pan American Shares required to be issued to Former Minefinders Shareholders in accordance with the provisions of Subsection 3.1(c) hereof, to be held by the Depositary as agent and nominee for such Former Minefinders Shareholders for distribution to such Former Minefinders Shareholders in accordance with the provisions of Article 5 hereof.

(c)

An Eligible Holder whose Minefinders Shares are exchanged for Consideration that includes Pan American Shares pursuant to the Arrangement shall be entitled to make an income tax election, pursuant to section 85 of the Tax Act (and any analogous provision of provincial income tax law) (a “Section 85 Election”) with respect to the exchange by providing the necessary information prescribed by the Tax Act (and, if applicable, any provincial tax statute) (the “Section 85 Tax Election Information”) in accordance with the procedures set out in the tax instruction letter on or before 90 days after the Effective Date (the “Section 85 Election Period”). Provided such information is correct and complete and in compliance with requirements imposed under the Tax Act (and any applicable provincial income tax law), Pan American shall, within 90 days after the end of the Section 85 Election Period, deliver a signed Section 85 Election in the form prescribed by the Tax Act (and, if applicable, by any provincial statute) (collectively, the “Section 85 Tax Election Form”) to the Eligible Holder for filing by such Eligible Holder with the applicable Governmental Entities. Notwithstanding the previous sentence, but provided that Pan American signs and delivers a Section 85 Tax Election Form to an Eligible Holder who provided the Section 85 Tax Election Information before the end of the Section 85 Election Period, neither Minefinders, Pan American nor any successor corporation shall be responsible for ensuring the proper completion of any Section 85 Tax Election Form, or for any taxes, interest or penalties resulting from the failure of an Eligible Holder to complete or file such election form properly in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, Pan American or any successor corporation may choose to execute and deliver a Section 85 Tax Election Form to an Eligible Holder who does not provide the necessary information within the Section 85 Election Period, but will have no obligation to do so.

(d)

Pan American will post a tax instruction letter on its website (www.panamericansilver.com) on or before the first Business Day after the Effective Date. The tax instruction letter will provide general instructions on how to make a Section 85 Election with Pan American in respect of the sale of the Eligible Holder’s Minefinders Shares to Pan American.

3.5	No Fractional Pan American Shares and Rounding of Cash Consideration

(a)

In no event shall a Minefinders Shareholder be entitled to a fractional Pan American Share. Where the aggregate number of Pan American Shares to be issued to a Minefinders Shareholder as consideration under this Arrangement would result in a fraction of a Pan American Share being issuable, the number of Pan American Shares to be received by such Minefinders Shareholder shall be rounded down to the nearest whole Pan American Share and in lieu of a fractional Pan American Share, the Minefinders Shareholder will receive a cash payment in Canadian dollars (rounded down to the nearest cent) determined on the basis of an amount equal to (i) the Pan American Share Closing Price, multiplied by the (ii) fractional share amount.

(b)

If the aggregate amount of cash consideration which a Minefinders Shareholder is entitled to receive for all Minefinders Shares transferred by such Minefinders Shareholder pursuant to the Plan would otherwise include a fraction of $0.01, then the aggregate cash consideration to which such Minefinders Shareholder shall be entitled to receive for all of its Minefinders Shares transferred pursuant to the Plan shall be rounded up to the nearest whole $0.01.

ARTICLE 4
DISSENT RIGHTS

4.1	Rights of Dissent

(a)

Pursuant to the Interim Order, registered Minefinders Shareholders may exercise rights of dissent (“Dissent Rights”) under section 185 of the OBCA, as modified by this Article 4, the Interim Order and the Final Order, with respect to Minefinders Shares in connection with the Arrangement; provided, however, that the written notice setting forth the objection of such registered Minefinders Shareholders to the Arrangement and exercise of Dissent Rights must be received by Minefinders not later than 5:00 p.m. on the Business Day that is two (2) Business Days before the Minefinders Meeting or any date to which the Minefinders Meeting may be postponed or adjourned; and provided further that Dissenting Shareholders who:

(i)

are ultimately entitled to be paid fair value for their Minefinders Shares by Pan American, which fair value, notwithstanding anything to the contrary contained in the OBCA, shall be determined as of the close of business on the day before the Effective Date, shall be deemed to have transferred their Minefinders Shares to Pan American in accordance with Subsection 3.1(b); or

(ii)

are ultimately not entitled, for any reason, to be paid fair value for their Minefinders Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Minefinders Shares and shall be entitled to receive only the Consideration that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights on the basis determined in accordance with Subsections 3.1(c) and 3.3(b) above (subject to Section 3.5).

(b)

In no circumstances shall Minefinders, Pan American or any other Person be required to recognize a Person as a Dissenting Shareholder unless such Person is a registered holder of those Minefinders Shares in respect of which such rights are sought to be exercised.

(c)

For greater certainty, in no case shall Minefinders, Pan American or any other Person be required to recognize Dissenting Shareholders as holders of Minefinders Shares after the Effective Time, and the names of all Dissenting Shareholders shall be deleted from the register of Minefinders Shareholders as of the Effective Time. In addition to any other restrictions under section 185 of the OBCA and, for greater certainty, none of the following shall be entitled to exercise Dissent Rights: (i) holders of Minefinders Options; and (ii) Minefinders Shareholders who vote, or who have instructed a proxyholder to vote, in favour of the Arrangement Resolution.

ARTICLE 5
DELIVERY OF PAN AMERICAN SHARES

5.1	Delivery of Pan American Shares

(a)

Subject to Section 5.5 of this Plan of Arrangement, as soon as practicable following the later of the Effective Time and the date of surrender to the Depositary for cancellation of a certificate (if any) that immediately before the Effective Time represented one or more outstanding Minefinders Shares that were exchanged for Pan American Shares in accordance with Subsection 3.1(c) hereof, together with such other documents and instruments contemplated by the Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Former Minefinders Shareholder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall, and Pan American shall cause the Depositary to:

(i)	forward or cause to be forwarded by first class mail (postage prepaid) to the Former Minefinders Shareholder at the address specified in the Letter of Transmittal; or

(ii)	if requested by the holder in the Letter of Transmittal, make available at the offices of the Depositary specified in the Letter of Transmittal for pick-up by the Former Minefinders Shareholder; or

(iii)

if the Letter of Transmittal neither specifies an address as described in (i) above nor contains a request as described in (ii) above, forward or cause to be forwarded by mail (postage prepaid) to the holder at the address of such holder as shown on the share register maintained by Minefinders as at the Effective Time, a certificate representing the Pan American Shares that such Former Minefinders Shareholder is entitled to receive, together with a cheque payable to such Minefinders

Shareholders for the cash consideration payable to such Former Minefinders Shareholders, in accordance with Subsection 3.1(c) of this Plan of Arrangement.

(b)

After the Effective Time and until surrendered for cancellation as contemplated by Subsection 5.1(a) hereof, each certificate that immediately prior to the Effective Time represented one or more Minefinders Shares shall be deemed at all times to represent only the right to receive in exchange therefor the Consideration that the holder of such certificate is entitled to receive in accordance with Subsection 3.1(c) hereof.

(c)

As soon as practicable following the Effective Date but in any event within five (5) Business Days after the Effective Date, each former Minefinders Optionholder to whom Minefinders Shares are deemed to have been issued in accordance with Subsection 3.1(a) of this Plan of Arrangement, shall be entitled to receive, and the Depositary shall, and Pan American shall cause the Depositary to:

(i)	forward or cause to be forwarded by first class mail (postage prepaid) to the holder at the address specified in the Conditional Exercise Notice; or

(ii)	if requested by the holder in the Conditional Exercise Notice, make available at the offices of the Depositary specified in the Conditional Exercise Notice for pick-up by the holder; or

(iii)

if the Conditional Exercise Notice neither specifies an address as described in (i) above nor contains a request as described in (ii) above, forward or cause to be forwarded by mail (postage prepaid) to the holder at the address of such holder as shown on the register of Minefinders Options maintained by or on behalf of Minefinders as at the Effective Time, a certificate representing the Pan American Shares that such former Minefinders Optionholder is entitled to receive, together with a cheque payable to such Minefinders Optionholder for the cash consideration payable to such former Minefinders Optionholder, in accordance with Subsection 3.1(c) of this Plan of Arrangement.

5.2	Lost Certificates

If any certificate, that immediately prior to the Effective Time represented one or more outstanding Minefinders Shares that were exchanged for the Consideration in accordance with Section 3.1 hereof, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, the Consideration that such holder is entitled to receive in accordance with Section 3.1 hereof. When authorizing such delivery of Consideration that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom such Consideration is to be delivered shall, as a condition precedent to the delivery of such Consideration, give a bond satisfactory to Pan American and the Depositary in such amount as Pan American and the Depositary may direct, or otherwise indemnify Pan American and the Depositary in a manner satisfactory to Pan American and the Depositary, against any claim that may be made against Pan American or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles and by-laws of Minefinders.

5.3	Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to Pan American Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Minefinders Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 or Section 5.2 hereof. Subject to applicable Law and to Section 5.4 hereof, at the time of such compliance, there shall, in addition to the delivery of Consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of all dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such Pan American Shares.

5.4	Withholding Rights

Pan American, Minefinders and the Depositary shall be entitled to deduct and withhold from all dividends, distributions or other amounts otherwise payable to any Former Minefinders Shareholder such amounts as Pan American, Minefinders or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the Code or any provision of any applicable federal, provincial, state, local or foreign tax Law or treaty, in each case, as amended (a “Withholding Obligation”). To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Former Minefinders Shareholder in respect of which such deduction and withholding was made, provided, however, that such withheld amounts are actually remitted to the appropriate taxing authority. Pan American, Minefinders and the Depositary shall also have the right to withhold and sell, on their own account or through a broker (the “Broker”), and on behalf of any Former Minefinders Shareholder, such number of Pan American Shares issued or issuable to such Former Minefinders Shareholder pursuant to this Plan of Arrangement as is necessary to produce sale proceeds (after deducting commissions payable to the Broker and other costs and expenses) sufficient to fund any Withholding Obligations. Any such sale of Pan American Shares shall be affected on a public market and as soon as practicable following the Effective Date. None of Pan American, Minefinders, the Depositary or the Broker will be liable for any loss arising out of any sale of such Pan American Shares, including any loss relating to the manner or timing of such sales, the prices at which the Pan American Shares are sold or otherwise.

5.5	Limitation and Proscription

To the extent that a Former Minefinders Shareholder shall not have complied with the provisions of Section 5.1 or Section 5.2 hereof on or before the date that is six (6) years after the Effective Date (the “Final Proscription Date”), then the Consideration that such Former Minefinders Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the Consideration to which such Former Minefinders Shareholder was entitled, shall be delivered to Pan American by the Depositary and certificates representing Pan American Shares forming the Consideration shall be cancelled by Pan American, and the interest of the Former Minefinders Shareholder in such Pan American Shares to which it was entitled shall be terminated as of such Final Proscription Date.

5.6	No Encumbrances

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Encumbrances of any kind.

5.7	Paramountcy

From and after the Effective Time: (i) this Plan of Arrangement shall take precedence and priority over any and all Minefinders Shares and Minefinders Options issued prior to the Effective Time; (ii) the rights and obligations of the registered holders of Minefinders Shares and Minefinders Options, and Minefinders, Pan American, the Depositary and any transfer agent or other depositary in relation thereto, shall be solely as provided for in this Plan of Arrangement.

ARTICLE 6
AMENDMENTS

6.1	Amendments to Plan of Arrangement

(a)

Pan American and Minefinders reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided, however, that each such amendment, modification or supplement must be: (i) set out in writing; (ii) agreed to in writing by Pan American and Minefinders; (iii) filed with the Court and, unless such amendment, modification or supplement is one to which Subsection 6.1(b) of this Plan of Arrangement applies, approved by the Court; and (iv) communicated to holders or former holders of Minefinders Shares if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be agreed to in writing by Pan American and Minefinders at any time prior to the Effective Time, provided, however, that each such amendment, modification or supplement is, in the reasonable opinion of Minefinders and Pan American, of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any Former Minefinders Shareholder or former holder of Minefinders Options, and each such amendment, modification or supplement shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement may be agreed to in writing by Pan American and Minefinders at any time prior to the Minefinders Meeting, provided, however, that each such amendment, modification or supplement that is not an amendment, modification or supplement to which Subsection 6.1(b) of this Plan of Arrangement applies, is accepted by the persons voting at the Minefinders Meeting, with or without any other prior notice or communication (other than as may be required under the Interim Order), and each such amendment, modification or supplement so accepted shall become part of this Plan of Arrangement for all purposes.

(d)

Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Minefinders Meeting shall be effective only if: (i) set out in writing; (ii) agreed to in writing by Pan American and Minefinders; (iii) filed with the Court, and (iv) if required by the Court, it is approved by holders of the Minefinders Shares voting in the manner directed by the Court.

(e)

Notwithstanding Subsection 6.1(a) of this Plan of Arrangement, any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time unilaterally by Pan American; provided, however, that it concerns a matter that, in the reasonable opinion of Pan American, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any Former Minefinders Shareholder or former holder of Minefinders Options.

(f)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

ARTICLE 7
FURTHER ASSURANCES

7.1	Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out therein.